ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2006
(expressed in Canadian dollars unless otherwise noted)

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2006

CAUTION – FORWARD LOOKING STATEMENTS

We seek safe harbour.

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements.

1.0         Preliminary Information

The following Management’s Discussion and Analysis (“MD&A”) of Endeavour Silver Corp. (the “Company”) should be read in conjunction with the accompanying audited consolidated financial statements for the year ended December 31, 2006 and the audited consolidated financial statements for the ten month period ended December 31, 2005 and the audited consolidated financial statements for the year ended February 28, 2005, which are available at the SEDAR website at www.sedar.com.

In March 2005, the Company changed its fiscal year end from February 28 to December 31. During the transition year, the fiscal period is for the ten-month period from March 1, 2005 to December 31, 2005.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“CAD GAAP”), and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

All information contained in the MD&A is as of April 10, 2007 unless otherwise indicated.

1.1         Background

The Company is engaged in the evaluation, acquisition, exploration, development and exploitation of mineral properties. Historically, the business philosophy was to acquire and explore early-stage mineral prospects. In 2002, the Company was re-organized, a new management team was appointed, and the business strategy was revised to focus on acquiring advanced-stage silver mining properties in Mexico.

Management’s decision to focus the Company on silver in 2003 was based on the analysis that the silver price was about to enter into a secular bull market. Since late 2003, the average annual silver price has more than tripled, from US$4.88 per oz in 2003, to US $6.67 in 2004, to US$7.32 in 2005, to US$11.55 in 2006, including a peak of US$14.94 per oz in Q2 of fiscal 2006.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2006
(expressed in Canadian dollars unless otherwise noted)

The Company historically financed its operating activities principally by the issuance of common shares. Since 2004, equity financings have facilitated the acquisition and development of the Guanacevi project, a high-grade silver mine and large ore process plant located in Durango, Mexico. With the consolidation of the Company’s 51% interest in the Guanacevi project on January 28, 2006, the Company may be able to finance some of its operating activities from production cash flow.

In May 2004, the Company signed formal option agreements to acquire up to a 100% interest in the producing Santa Cruz silver-gold mine, certain other mining concessions and the Guanacevi mineral processing plant (collectively, the “Guanacevi Mines Project”) in Durango, Mexico. Terms of the agreement gave the Company the option to acquire a 51% interest in these operating assets by paying a total of US$4 million to the vendors and incurring US$1 million in mine exploration and development within one year. The balance of the 49% interest could be earned by paying a further US$3 million over the period to January 2008. To complete the acquisition of the initial 51% interest, payments totalling US$1 million had to be made by January 28, 2006.

At January 28, 2006, the Company made payments totalling US$1 million thereby fully earning and vesting its 51% interest in the Guanacevi Mines Project.

In July 2006, the Company acquired the remaining 49% interest in the processing plant through the acquisition of 100% of the shares of Metalurgica Guanacevi, S.A. de C.V. (“Metalurgica”) for US$2.2 million comprised of cash and units of the Company. The Company paid US$437,774 in cash and issued 671,558 units at a market price of CAD$3.53 per unit. Each unit was comprised of one common share and one-quarter of a common share purchase warrant; each full warrant can be exercised to purchase one common share at an exercise price of CAD$3.70 until August 23, 2007.

A preliminary allocation has been made of the consideration for the fair value of the assets and liabilities acquired at the Guanacevi Mine Project. This is recorded in the Notes to the Consolidated Financial statements. Final valuation estimates of mineral properties, contingencies and future tax assets/liabilities are not yet complete due to the inherent complexity associated with the valuations.

1.2         Operating Performance

The Guanacevi Mines Project

In the first quarter of 2007, Micon International Ltd. ("Micon") completed an audit of the NI 43-101 compliant silver reserves and resources at the Guanacevi Mines Project to the end of 2006. The full report will be filed on SEDAR on or before April 22, 2007. Micon's Qualified Persons who completed the audit of the reserves and resources are William Lewis, P.Geo., Jim Leader, P.Eng., and Dibya Kanti Mukhopadhyay, MAusIMM, who will be authoring the report to be filed on SEDAR. {Note: Micon did not audit the stockpiles nor did they audit silver equivalents.}

Endeavour is in a transition period moving from using traditional manual methods to estimate the resource and reserves in mine and project areas to using computer generated block models to determine the resource and reserves. In December 2006, resources were estimated using a block model, while reserves were generated using traditional methods. In the Micon report, mineral reserves were estimated using manual methods and underground sample data. Mineral resources were estimated using the Company’s drill hole and underground sample data to December 31, 2006.

Proven and probable reserves increased 285% to 9.93 million oz silver at year-end from 3.48 million oz silver in March 2006 (notwithstanding the 2006 mine production to the plant plus stockpiles, estimated to total 1.9 million oz silver). The in-situ reserves total 608,308 tonnes ore grading 508 gpt silver and 0.94 gpt gold (16.2 oz per ton Ag

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2006
(expressed in Canadian dollars unless otherwise noted)

equivalents), as shown in the following table.

Porvenir Mine Reserves
		Silver	Gold	Silver	Gold
Category	Tonnes	(gpt)	(gpt)	Ozs contained	Oz

Proven
Zone 1 - 2	91,436	513	0.92	1,508,049	2,718
Zone 2	82,063	671	0.97	1,770,316	2,558
Zone 3	182,498	483	0.91	2,833,911	5,314
Zone 4	10,072	658	0.95	213,070	309
Total proven	366,069	537	0.93	6,325,346	10,899

Probable
Zone 1	218,818	476	0.98	3,348,659	6,892
Zone 3	23,421	341	0.73	256,799	550
Total probable	242,239	537	0.93	3,605,458	7,442

Proven and Probable	608,308	508	0.94	9,930,804	18,341

Reserves were based on a US$12 silver price, a US$600 gold price, minimum mining width of 1.5 metre, mine extraction rate of 87%, and mine dilution based on waste and fill grades.

Indicated resources increased from nil to 21.06 million oz silver at year-end and inferred resources declined slightly to 9.99 million oz silver.

The mineral resources were as follows:

Indicated Resources (Cut-off Grade 200 g/t Silver)

Area	Million tonnes	Silver (g/t)	Gold (g/t)	Silver million ozs
Porvenir	1.38	300	0.46	13.33
Porvenir Dos	0.22	349	0.66	2.47
Santa Cruz	0.33	391	0.69	4.21
Alex Breccia	0.10	314	0.62	1.05
Total	2.03	327	0.54	21.06

Inferred Resources (Cut-off Grade 200 g/t Silver and within 75 m of indicated sample)

Area	Million tonnes	Silver (g/t)	Gold (g/t)	Silver million ozs
Porvenir	0.68	284	0.58	6.19
Santa Cruz	0.22	379	0.62	2.67
Alex Breccia	0.13	277	0.5	1.13
Total	1.03	323	0.6	9.99

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2006
(expressed in Canadian dollars unless otherwise noted)

Porvenir Mine

For the year ended December 31, 2006, total output from the Porvenir Mine was 153,795 dry tonnes, of which 117,255 tonnes, grading 449 gpt silver were processed and 46,891 tonnes, were stockpiled at the ore processing plant for future processing, as the mine continued to outperform the plant while the plant was being refurbished. Including low grade and custom ores, stockpiles as of December 31, 2006 totaled 57,643 tonnes grading 308 gpt silver, or 570,805 ozs of silver.

For the year ended December 31, 2006, the Company focused on boosting ore production from the Porvenir Mine and silver production from the Guanacevi plant. Silver mining grade was 17% higher in 2006 compared to the 2005 year and recoveries were higher by 7%. As a result, silver production increased 43% to 1,352,661 ozs silver compared to the year ended December 31, 2005. The mill has been expanded from an average process rate of 420-tpd to 800-tpd at the end of 2006 through the installation of a larger ball mill which was commissioned in February 2007.

The Company consolidated and commenced to report the Guanacevi operations from 28 January 2006. The following table compares 100% production from the mine in 2006 to 100% production in the 2005 year when the mine was under option to purchase. Calendar quarters rather than financial quarters are used for comparison purposes:

		Grade		Recovered Ounces		Recoveries
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)
Production 2005 Year: During Option Earning period
Q1, 2005	19,898	417	0.97	209,066	495	78.3	79.4
Q2, 2005	24,861	256	1.00	147,405	630	72.1	78.9
Q3, 2005	30,360	434	0.79	306,374	596	72.3	77.3
Q4, 2005	27,498	424	0.81	285,478	611	76.0	86.2
2005	102,617	385	0.88	948,323	2,332	74.7	80.5
Production 2006 Year: 51% mine ownership 28 January 2006
Q1, 2006	24,805	479	0.95	300,872	503	77.4	66
Q2, 2006	27,585	492	1.18	350,087	700	80.3	67
Q3, 2006	31,201	404	0.73	332,407	619	81.9	85
Q4, 2006	33,664	426	0.80	369,295	671	80.2	77
2006	117,255	449	0.90	1,352,661	2,493	80.0	73
Q4, 2006 : Q3, 2006	8%	5%	10%	11%	8%	-2%	-9%
Q4, 2006 : Q4, 2005	22%	0%	-1%	29%	10%	6%	-11%
2006 : 2005	14%	17%	2%	43%	7%	7%	-9%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2006
(expressed in Canadian dollars unless otherwise noted)

Other properties

In August 2006, the Company acquired an option to purchase a 100% interest in the Minas Nuevas properties, in the Parral silver district of Chihuahua, Mexico, for US$3 million in cash payments over a 30-month period. The Company also acquired an option to purchase two additional properties in the same district for US$913,000 in cash payments over a 3-year period. An amount of $253,000 in total was paid in 2006 for the Parral properties.

In October 2006 the Company acquired the Arroyo Seco silver project in Michoacan State from the Mexican Geological Survey for US$229,000 payable over 2 years, plus a 1% NSR production royalty. An amount of $46,000 was paid in 2006.

On February 27, 2007 the Company announced that it has acquired the exploitation contracts to the producing Unidad Bolanitos silver (gold) mines and plant located in the northern parts of the Guanajuato and La Luz silver districts in the state of Guanajuato, Mexico. The Company has signed a binding initial agreement to purchase the Unidad Bolanitos exploitation rights from Minas de la Luz SA de CV ("MdlL") for US$3.25 million, comprised of US$2.25 million in cash and US$1.0 million in common shares of the Company. This transaction was scheduled to close on March 31, 2007, upon the signing of definitive agreements, subject only to the Company’s final due diligence and the Company’s Board of Directors and regulatory approvals. On April 2, 2007 the Company announced that the closing date had been postponed one month until April 30, 2007 to allow more time to reach a final reconciliation of the mine and plant inventories and costs.

Other Matters

On February 7, 2006, the shares of the Company were listed for trading on the Toronto Stock Exchange; previously its shares were listed on the TSX Venture Exchange.

Pursuant to an agency agreement dated April 24, 2006 (the “Agency Agreement”) among Salman Partners Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation and Dundee Securities Corporation (together, the “Agents”) and the Company, the Agents agreed to sell, on a best efforts basis, up to 5,000,000 Special Warrants at a price of $4.50 per Special Warrant. The Agents were also granted an over-subscription option to sell up to an additional 2,000,000 special warrants (the “Over-subscription Option”). Each Special Warrant has converted into, for no additional consideration, one common share of the Company (a “Common Share”) and one-half of one warrant, with each whole warrant (a “Warrant”), being exercisable for one common share of the Company (a “Warrant Share”) for a period of 18 months from closing. On April 24, 2006, the Company closed with the Agents on the placement of 5,110,000 special warrants (the “Special Warrants”), generating gross proceeds to the Company of $22,995,000. This figure included 110,000 Special Warrants sold pursuant to the Over-subscription Option. The 5,110,000 Special Warrants were exercised and converted on May 15, 2006, pursuant to the Company’s prospectus dated effective May 15, 2006 (available on SEDAR at www.sedar.com under the heading “Final short form prospectus – English”). Each Warrant is exercisable into one Warrant Share at a price of $5.25 for a period of 18 months ending October 24, 2007. On closing, the Agents received a 6% cash commission of $1,379,700 and 306,600 agent special warrants (the “Agents’ Special Warrants”). Each Agents’ Special Warrant, on their deemed exercise, converted into one agent warrant (an “Agent Warrant”). Each Agent Warrant is exercisable to acquire one common share at $5.25 per share until October 24, 2007 (an “Agent Warrant Share”). The Special Warrants were issued under and are governed by an indenture dated April 24, as amended May 10, 2006, (together the “Special Warrant Indenture”) between the Company and Computershare Trust Company of Canada (the “Warrant Agent”). The Warrants were issued under an indenture (the “Warrant Indenture”) dated April 24, 2006 between the Company and the Warrant Agent upon the exercise of the Special Warrants. The Warrants from this private placement offering were listed and posted for trading on the Toronto Stock Exchange on May 23, 2006.

The remaining special warrants in the best efforts private placement offering received shareholder approval in June 2006. In July 2006, the Company issued 1,112,000 special warrants at $4.50 per special warrant for gross proceeds

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2006
(expressed in Canadian dollars unless otherwise noted)

of $5.0 million. Each special warrant was converted into 1.1 common share and 0.55 common share purchase warrants upon their exercise or deemed exercise in October and November 2006, for a total of 1,223,200 shares and 611,600 share purchase warrants. Each full share purchase warrant will be exercisable to acquire one common share of the Company at $5.25 per share until October 24, 2007. On closing of the over-subscription, the Agents received a 6% cash commission totalling $300,240 and 66,720 agent special warrants. Each agent special warrant was deemed exercised and converted into one agent warrant in November 2006. Each agent warrant is exercisable to acquire one common share at $5.25 per share until October 24, 2007.

In May 2006, the Company welcomed Mr. Geoff Handley as the newest member of its Board of Directors.

In July 2006, Minas Penoles S.A. de C.V. exercised its warrants for 1,000,000 common shares at $2.10 per share for total proceeds of $2.1 million, increasing their ownership in Endeavour to 2,000,000 shares, thereby having a registered ownership of 4.58% interest in the Company as at March 23, 2007.

1.3         Selected Annual Financial Information

Selected annual information for the Company for each of the three fiscal periods ended December 31, 2006, December 31, 2005 and February 28, 2005 are as follows:

		Ten Months	Year Ended
	Year Ended	Ended December	February 28,
(in C$000s except per share amounts)	December 31, 2006	31, 2005	2005

Sales Revenue	$17,768	$-	$-

Net loss:
(i) Total	$(4,148)	$(5,669)	$(2,565)
(ii) Basic per share	$(0.11)	$(0.23)	$(0.15)
(iii) Diluted per share	$(0.11)	$(0.23)	$(0.15)

Dividends per share	$-	$-	$-

		December 31,	February 28,
	December 31, 2006	2005	2005
Total assets	$73,340	$30,400	$11,246
Total long-term liabilities	$4,575	$-	$-

In 2006 the Company consolidated the operations at the Guanacevi Mines Project in Mexico for the first time. As a result this is the first year that Sales Revenue is reported. The Company incurred a net loss of $4.1 million. Total assets more than doubled to $73.3 million as a result of equity capital raisings. Capital raisings were applied to the purchase of the Guanacevi Mines Project assets and to working capital at year end and to fully earning its 51% interest in the Guanacevi Mines Project.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2006
(expressed in Canadian dollars unless otherwise noted)

1.4          Results of Operations

Year ended December 31, 2006 compared with ten- months ended December 31, 2005

In March 2005, the Company changed its fiscal year end from February 28 to December 31. During the transition year, the fiscal period was for the ten-month period from March 1, 2005 to December 31, 2005. For the year ended December 31, 2006, the comparable prior period presented for its statements of operations and cash flows is for the ten -months ended December 31, 2005 and the year ended February 28, 2005.

Select operating and financial data from the Company’s Guanacevi Mines Project are as follows:

December 31, 2006

Operating Data

Guanacevi Project:
Silver production in ounces	1,352,661
Gold production in ounces	2,493

Mine Production:
Dry tonnes	153,795
Additions to stockpiles (tonnes, excluding low grade and custom ores)	46,891

Processing Plant:
Dry tonnes	117,255
Ag gpt	449
Au gpt	0.90
Recoveries for silver	80.0%
Recoveries for gold	73.0%

Financial Data (Consolidated from February 1, 2006 to December 31, 2006)	(in CAD$000s )

Revenues from mine operations	$17,768
Cost of mine operations	(10,401)
Amortization and depletion	(2,992)
Earnings from mine operations	$4,375

The Company realized Mine Operating Earnings of $4.4 million from its mining and milling operations on sales of $17.8 million for the year ended December 31, 2006. Most of the revenues were generated from the North Porvenir property. Production from the El Porvenir property began to be ramped up during the year. Cost of sales was $10.4 million and depreciation and depletion $3.0 million. Depreciation and depletion charges were recorded in 2006 on the consolidated Guanacevi assets.

The company incurred an Operating Loss of $3.0 million after General and Administration costs of $2.9 million, Corporate Development of $0.5 million and Stock Based Compensation of $4.0 million

The Loss Before Taxes was $1.2 million after Investment and Other Income which increased to $1.8 million due

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2006
(expressed in Canadian dollars unless otherwise noted)

primarily to interest income and foreign exchange gains earned on higher cash balances from share issues (see Liquidity and Capital Resource sections of this report).

The Company incurred a Consolidated Loss of $4.1 million after Non-controlling Interest of $1.3 million and Provision for Tax of $1.6 million.

Mine production outpaced mill production, due to delays in commissioning of the larger ball mill. This resulted in a large inventory of ore stockpiles held at cost of $2.8 million at December 31, 2006.

1.5          Cash Costs (Non-GAAP Measure)

Cash cost per oz is a non-GAAP measure used by the Company as a measure of operating performance and widely reported in the silver and gold mining industry as a benchmark of performance, but does not have standardized meaning.

The cash cost per oz in 2006 averaged US$6.55 per oz silver net of gold credits. Operating costs were higher than expected due to an increase in labour costs as the mine moved from contract to employee labour. The unit rate was also impacted by lack of plant availability during the mill expansion program.

Reconciliation of cash cost per oz to cost of sales:

	US$	US$/oz *

Cost of Sales CAD$10,401,000 @ 0.8818	9,174,000

Add/(Subtract):
Change in Inventories – CAD$280,000 @ 0.8818	247,000
By-Product gold sales	(1,302,000)

Cash Operating Costs	8,119,000	6.55

*	Based on payable silver production attributable to cost of sales and adjusted for date of acquisition of the Guanacevi Mines Project: 1,239,846 ozs silver.

1.6          Summary of Quarterly Results

The following table presents selected financial information of the Company for each of the last eight quarters ended December 31, 2006:

	Dec 31, 2006				Dec 31, 2005			Feb 28, 2005
(in $000s	Period End				Period End
except per share amounts)	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Aug 31	May 31,	Feb 28,

Total Revenues	$6,842	$3,181	$5,159	$2,586	$-	$-	$-	$-

Net income (loss):
(i) Total	$(353)	$(173)	$(1,693)	$(1,929)	$(3,488)	$(1,024)	$(1,157)	$(649)
(ii) Basic per share	$-	$-	$(0.05)	$(0.06)	$(0.13)	$(0.05)	$(0.05)	$(0.04)
(iii) Diluted per share	$-	$-	$(0.05)	$(0.06)	$(0.13)	$(0.05)	$(0.05)	$(0.04)

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2006
(expressed in Canadian dollars unless otherwise noted)

In 2005 the Guanacevi Mines Project was under option and was accounted for as an interest in mineral properties. From January 28, 2006 when 51% ownership was attained the Project was accounted for using the purchase method of accounting and consolidated into the financial results.

In 2006 the revenue trend reflects higher sales proceeds achieved particularly in the June and December quarters from higher metal prices. In addition the Mexican subsidiaries previously accounted for revenue on a net proceeds basis (i.e. net of refining charges). In the December quarter 2006, an increase of $0.4 million was recorded for Revenues to reflect 2006 Revenue on a gross proceeds basis before refining charges. A corresponding adjustment has been made to increase the cost of production.

Costs increased in the December quarter due to an increase in labour costs at the Guanacevi Mines Project as the mine moved from contract to employee labour. In addition, a provision of $0.4 million was recorded in the December quarter to reflect estimates of additional employee related taxes payable for the Mexican operations in 2006.

1.7          Liquidity and Capital Resources

Operating activities generated a $2.5 million surplus in 2006 compared to a loss in 2005. The turnaround results from the Companies transition to a producer of silver from its operations at Guanacevi, Mexico and strong metal prices for silver (and gold).

Investing activities included $12.8 million for the acquisition of property, plant and equipment together with a subsidiary company all related to the Guanacevi Mines Project. Net $3.7 million was invested in marketable securities.

Financing activities through the issue of shares, warrants and conversion of options raised net $32.6 million in 2006. In 2005 the company raised $20.5 million. Refer below for Details of 2006 Capital Raising.

The cash and cash equivalents balance increased from $18.5 million at December 31, 2005 to $37.1 million at December 31, 2006. Working capital increased from $24.6 million at Dec 31, 2005 to $44.5 million at Dec 31, 2006 as a result of the share issues and cash surplus from operations less administration and acquisition costs.

The following table contains selected financial information of the Company’s liquidity:

(in $000s)	December 31, 2006	December 31, 2005

Cash and cash equivalents	$37,137	$18,476
Working capital	$44,548	$24,645

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2006
(expressed in Canadian dollars unless otherwise noted)

Contractual Obligations

The Company has future capital obligations for purchase of equipment and construction together with purchase obligations. The following table lists as of December 31, 2006 information with respect to the Company’s known contractual obligations.

	Payments due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations	Nil	Nil	Nil	Nil	Nil
Purchase Obligations (i)	$5,193,000	$1,604,000	$3,589,000	Nil	Nil
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under Canadian GAAP (ii)	$1,112,000	Nil	Nil	Nil	$1,112,000
TOTAL	$6,305,000	$1,604,000	$3,589,000	Nil	$1,112,000

(i)

Includes $633,000 of commitments for capital expenditure due for payment in Less than 1 year and $4,560,000 of obligations under property option agreements necessary to attain 100% ownership of producing properties and certain exploration properties.

(ii)	Asset Retirement Obligations – Reclamation and Closure Costs $1,112,000.

Details of 2006 Capital Raising

Pursuant to an agency agreement dated April 24, 2006 (the “Agency Agreement”) among Salman Partners Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation and Dundee Securities Corporation (together, the “Agents”) and the Company, the Agents agreed to sell, on a best efforts basis, up to 5,000,000 Special Warrants at a price of $4.50 per Special Warrant. The Agents were also granted an over-subscription option to sell up to an additional 2,000,000 special warrants (the “Over-subscription Option”). Each Special Warrant has converted into, for no additional consideration, one common share of the Company (a “Common Share”) and one-half of one warrant, with each whole warrant (a “Warrant”), being exercisable for one common share of the Company (a “Warrant Share”) for a period of 18 months from closing. On April 24, 2006, the Company closed with the Agents on the placement of 5,110,000 special warrants (the “Special Warrants”), generating gross proceeds to the Company of $22,995,000. This figure included 110,000 Special Warrants sold pursuant to the Over-subscription Option. The 5,110,000 Special Warrants were exercised and converted on May 15, 2006, pursuant to the Company’s prospectus

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2006
(expressed in Canadian dollars unless otherwise noted)

dated effective May 15, 2006 (available on SEDAR at www.sedar.com under the heading “Final short form prospectus – English”). Each Warrant is exercisable into one Warrant Share at a price of $5.25 for a period of 18 months ending October 24, 2007. On closing, the Agents received a 6% cash commission of $1,379,700 and 306,600 agent special warrants (the “Agents’ Special Warrants”). Each Agents’ Special Warrant, on their deemed exercise, converted into one agent warrant (an “Agent Warrant”). Each Agent Warrant is exercisable to acquire one common share at $5.25 per share until October 24, 2007 (an “Agent Warrant Share”). The Special Warrants were issued under and are governed by an indenture dated April 24, as amended May 10, 2006, (together the “Special Warrant Indenture”) between the Company and Computershare Trust Company of Canada (the “Warrant Agent”). The Warrants were issued under an indenture (the “Warrant Indenture”) dated April 24, 2006 between the Company and the Warrant Agent upon the exercise of the Special Warrants. The Warrants from this private placement offering were listed and posted for trading on the Toronto Stock Exchange on May 23, 2006.

The remaining 1.89 million special warrants in the best efforts private placement offering received shareholder approval in June 2006. In July 2006, the Company issued 1,112,000 special warrants at $4.50 per special warrant for gross proceeds of $5 million. Each special warrant entitled the holder to acquire 1.1 common shares and 0.55 common share purchase warrant of the Company. Each full share purchase warrant will be exercisable to acquire one common share of the Company at $5.25 per share until October 24, 2007. On closing of the over-subscription, the Agents received a 6% cash commission totaling $300,240 as well as 66,720 agent special warrants. Each agent special warrant converted into one agent warrant. Each agent warrant will be exercisable to acquire one common share at $5.25 per share until October 24, 2007. Prior to year end, all the special warrants were exercised.

1.8          Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

1.9          Transactions with Related Parties

The Company entered into the following transactions with related parties:

(a)

As at December 31, 2006, $40,000 (December 31, 2005 – $ nil) was due from companies with certain common directors. Amounts due from related parties represent amounts owed by companies with certain common directors, which do not bear any interest and provide for no specific terms of repayment.

(b)	Mining costs of $4,356,000 (December 31, 2005 - $ nil and February 28, 2005 - $ nil) were incurred and paid to a company owned by two minority shareholders of Minera Santa Cruz.

(c)	Legal fees and private placements costs of $289,000 (December 31, 2005 - $99,000 and February 28, 2005 - $146,000) were incurred and paid to a company with certain common management.

(d)	Rent of $41,000 (December 31, 2005, - $15,000 and February 28, 2005 - $18,000) was incurred and paid to a company with certain common directors.

(e)

As at December 31, 2005, a balance of $5,688,000 was due from Minera Santa Cruz. This consists of the loan balance and accrued interest of $Nil, the net profits royalty on ore mined to January 28, 2005 (Note 3) totalling $222,000, and advances and allocations to Minera Santa Cruz to fund exploration and mine development expenditures incurred by Minera Santa Cruz totalling $6,581,000, less the Company’s $1,115,000 share of the net losses of Minera Santa Cruz during the period. The net profits royalty receivable and the exploration and mine development advances are unsecured, interest bearing and due on demand. As of December 31, 2006, the amounts are eliminated on consolidation, however the amounts remain payable on demand.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2006
(expressed in Canadian dollars unless otherwise noted)

1.10          Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course or as herein disclosed, before the board of directors for consideration.

1.11          Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to mineral reserves, fair values on acquisition, impairment of long lived assets, determination of asset retirement obligations, valuation allowances for future income taxes and assumptions used in determining the fair value of non-cash based compensation.

There have been no changes in accounting policy during the year, but the Company did follow policies consistent with and appropriate to its change to a mining production company during the year including revenue recognition, inventory valuation and depletion on a units of production basis.

The Company’s Significant Accounting policies are described in Note 2 to the Consolidated Financial Statements.

1.12          Changes in Accounting Policies including Initial Adoption

There have been no changes in Accounting Policies, but there have been adoption of policies to reflect the change in operations of the Company from exploration/development to production. These include revenue recognition, amortization of mineral properties, plant & equipment, and inventory valuation which are more fully explained in the Financial Statements Note 2 Significant Accounting Policies.

1.13          Financial Instruments and Other Instruments

The Company held cash, cash equivalents and marketable securities at December 31, 2006 as recorded in the Consolidated Financial Statements. There were no other off balance sheet financial or other instruments.

1.14          Other MD&A Requirements

1.14.1       Other MD&A Requirements

Additional information relating to the Company are as follows:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found in the Company’s annual information form; and

(c)	is also provided in the Company’s audited consolidated financial statements for the year ended December 31, 2006.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2006
(expressed in Canadian dollars unless otherwise noted)

1.14.2       Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable.

1.14.3       Outstanding Share Data

Authorized Capital

The Company’s authorized share capital is comprised of unlimited common shares without par value.

Common Shares

Changes in the Company’s share capital for the Year Ended December 31, 2006 were as follows:

	Number
	of Shares	Amount
		(in $000s)
Balance, December 31, 2005	32,366,330	$39,706
Issued on private placement	6,333,200	25,913
Exercise of options	282,500	945
Exercise of warrants	2,579,366	6,161
Issued on acquisition of mineral properties	671,558	2,516
Share appreciation rights	141,034	154
Balance, December 31, 2006	42,373,988	$75,395

As at December 31, 2006, a total of 93,750 common shares were held in escrow, the release of which is subject to regulatory approval.

As at April 4, 2007, the Company had 43,682,802 common shares issued and outstanding.

Options

At December 31, 2006, the Company had outstanding options to purchase an aggregate 3,626,400 common shares as follows:

	December 31, 2006
		Weighted
		average
	Number	exercise
	of Shares	price

Outstanding, beginning of period	2,223,900	$1.88
Granted	1,910,000	$2.91
Exercised	(282,500)	$2.04
Cancelled	(225,000)	$1.52
Outstanding, end of period	3,626,400	$2.43

Options exercisable at period-end	3,626,400

At April 4, 2007, options for 3,192,400 shares remain outstanding.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2006
(expressed in Canadian dollars unless otherwise noted)

Warrants

At December 31, 2006, the Company had outstanding warrants to purchase an aggregate 6,329,842 common shares as follows:

Exercise		Oustanding at				Oustanding at
		December 31,				December 31,
Prices	Expiry Dates	2005	Issued	Exercised	Expired	2006

$2.30	February 1, 2007	1,058,000	-	(731,000)	-	327,000
$2.30	July 22, 2007	1,000,000	-	(1,000,000)	-	-
$2.90	October 5, 2007	3,450,000	-	-	-	3,450,000
$5.25	October 24, 2007	-	3,233,320	(848,366)	-	2,384,954
$3.70	August 23, 2007	-	167,888	-	-	167,888
		5,508,000	3,401,208	(2,579,366)	-	6,329,842

At April 4, 2007, warrants for 5,261,361 shares remain outstanding.

1.15          Outlook

The property acquisitions in Mexico, coupled with cash and cash equivalents of approximately $37 million and working capital of approximately $45 million at December 30, 2006, should help facilitate the Company’s goal to becoming a top tier primary silver producer. The special warrant offering of $28 million in 2006 has significantly enhanced the Company’s ability to seek more advanced properties for acquisition and to expand its operations on a more accelerated basis. The Company will focus on expanding its landholdings and silver production, reserves and resources through expanded programs of exploration drilling, underground development and production optimization. The new ball mill lifts the rated average process rate from 420-tpd to 800-tpd. The stockpiled ore at December 31, 2006 will be scheduled for processing in fiscal 2007.

In 2007, production from the Guanacevi Mines Project is forecast to double to 2.57 million oz silver and 4,700 oz gold (2.80 million oz Ag equivalents) from 276,000 tonnes (756 tonnes per day) grading 380 gpt silver and 0.70 gpt gold. The Porvenir mine is scheduled to produce 212,000 tonnes (582 tonnes per day) grading 400 gpt silver and 0.70 gpt gold and the 63,000 tonne balance will be drawn from the stockpiles and tailing inventory.

The plant expansion program at Guanacevi will continue in 2007 with the emphasis on improving metal recoveries and overall plant efficiency. The expansion includes: an increase in the capacity of the crushing/screening circuit; an aeration system for leach agitation tanks; a change in the circuit that will incorporate an intermediate thickener for scalping pregnant solution; a new Merrill-Crowe installation with pressure clarifiers; a new refinery facility; and a high density thickener to enhance the efficiency of the tailings disposal process.

On February 27, 2007 the Company announced that it has acquired the exploitation contracts to the producing Unidad Bolanitos silver (gold) mines and plant located in the northern parts of the Guanajuato and La Luz silver districts in the state of Guanajuato, Mexico. The Company has signed a binding initial agreement to purchase the Unidad Bolanitos exploitation rights from Minas de la Luz SA de CV ("MdlL") for US$3.25 million, comprised of

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2006
(expressed in Canadian dollars unless otherwise noted)

US$2.25 million in cash and US$1.0 million in common shares of the Company. The number of shares will be determined by the average closing price on the AMEX exchange for the five days prior to closing. Management’s 2007 production forecast for Unidad Bolanitos will be released at the end of the 2nd quarter, 2007.

In 2007, exploration drilling will continue at Guanacevi but emphasis will also be placed on the Company's new projects, including the Bolanitos mine in Guanajuato, the Parral project in Chihuahua and the Arroyo Seco project in Michoacan. Management's goal is to add at least 20 million oz of new silver resources through exploration in 2007.

1.16          Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based upon the evaluation of the effectiveness of the disclosure controls and procedures regarding the Company’s consolidated financial statements for the year ended December 31, 2006 and this MD&A, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to others within the Company particularly during the period in which this report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified. Unforeseen circumstances in subsidiaries acquired during 2006 have necessitated additional work being undertaken at year end which has impacted on the timeliness of this filing. Refer below to Changes in Internal Controls Over Financial Reporting - Remedial Action Implemented and Planned. Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Internal Control Risks

Risks from Remote Operations

The Company’s operations are undertaken in remote locations in Mexico. The operations were previously undertaken by private corporations which were purchased by the Company. The officers and staff of those private corporations have previously not been required to maintain disclosure controls or internal controls over financial reporting to the same standard now required. In addition, there was a large turnover of accounting staff at the Mexican operations in the last quarter of 2006 and the first quarter of 2007.

Internal Control Weaknesses Identified

There have been difficulties in establishing the opening balance sheet on a Canadian GAAP and US GAAP basis of the subsidiaries acquired, there have been difficulties in confirming the taxation base of the subsidiaries acquired, there have been difficulties in transforming the reporting of the subsidiaries acquired from a cash basis of reporting to an accruals basis of reporting, there have been difficulties in obtaining timely information from the subsidiaries acquired, and there have been difficulties in the reconciliation process for the accounts in the subsidiaries acquired. There have been instances of insufficient segregation of duties which although typical of small companies of this size were outside those anticipated. There have been accounting staff resource constraints both in capacity and skills which have impacted on the financial reporting of income taxes and complex accounting transactions.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2006
(expressed in Canadian dollars unless otherwise noted)

Likelihood of Material Misstatement

Management has determined that certain weaknesses in the Company’s internal controls over financial reporting stemming principally from its Mexican operations could result in a more than remote likelihood that a material misstatement would not be prevented or detected. Management in Canada and Mexico and the board of directors have been working to mitigate the risk of a material misstatement in financial reporting. However, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement at this time.

Remedial Action Implemented and Planned

The Company has taken steps to improve its internal controls through the appointment of more experienced and qualified staff in Mexico and Canada and through the hiring of specialist services particularly in relation to local Mexican taxation regulatory matters. Significant time has been spent by senior financial staff on proving balances in the Mexican subsidiaries as at December 31 2006. More rigorous reporting and control standards have been introduced since year end. Management and senior financial staff will continue to closely monitor the financial reporting from the operations in Mexico. Management and the Audit Committee intend to engage additional external audit services to perform additional procedures including the testing of internal controls and the review of the accuracy of financial reporting progressively through 2007 until the control weaknesses are remedied.